[Letterhead of GlycoGenesys, Inc.]

May 12, 2005

VIA EDGAR

Securities and Exchange Commission

Department of Corporate Finance

450 Fifth Street NW

Washington, DC 20549

Attention: John L. Krug, Senior Counsel

Dear Sir:

We are in receipt of a letter dated May 9, 2005 (the “letter”) from Mr. Jeffrey Riedler of the Securities and Exchange Commission (the “Commission”) to Mr. Bradley J. Carver, President and Chief Executive Officer of GlycoGenesys, Inc. (the “Company”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed May 4, 2005 (the “Filing”). In response to your request in the letter and on behalf of the Company, I acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GlycoGenesys, Inc.

By: /s/ William O. Fabbri

        Name: William O. Fabbri

        Title: General Counsel